Mail Stop 4561

October 23, 2008

Mr. G. Lynn Boggs
Chief Executive Officer
Goldleaf Financial Solutions, Inc.
350 Technology Parkway
Norcross, GA 30071

> **Re: Goldleaf Financial Solutions, Inc.**
> **Form 10-K**
> **Filed on March 18, 2008**
> **File No. 000-25959**

Dear Mr. Boggs:

We have reviewed your response letters filed August 15, 2008 and September 30, 2008 in connection with the above-referenced filing and have the following comment.

Form 10-K For the Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Organization and Significant Accounting Policies

Goodwill, Intangible and Other Assets, page F-12

1.   We note from your response, dated August 15, 2008, to prior comment 1 of our letter dated August 1, 2008 that you continue to monitor goodwill in accordance with SFAS 142 in order to determine whether a change in circumstances indicates an impairment has occurred. In future filings, when in the course of determining any possible impairment, if the total fair value of your reporting units materially exceeds your market capitalization, consider disclosing management's view of the underlying reasons for the difference.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Craig D. Wilson
Senior Assistant Chief Accountant